UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
1867 Yonge Street, Suite 650, Toronto, Ontario M4S 1Y5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

For Immediate Release

PEACE ARCH® ENTERTAINMENT PROVIDES UPDATE REGARDING THE FILING OF ITS ANNUAL AND FIRST QUARTER FINANCIAL INFORMATION

TORONTO – January 14, 2009 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (Toronto:PAE.TO - News), today provided an update with respect to the Company’s SEDAR filing of its audited financial statements for the year ended August 31, 2008 and its first quarter period ending November 30, 2008.

As announced on November 28, 2008 and as updated on December 1, 2008, the Company has not filed its annual financial statements for the year ended August 31, 2008.  As a result of not filing its year end financial statements, it has yet to file its financial statements for the first quarter ended November 30, 2008.  The late filing of the year end financial statements is due to management’s re-evaluation of the Company’s investment in ten movie titles and its participation in their production during fiscal 2006 and possible restatement of its consolidated financial statements for fiscal 2006 and fiscal 2007.

As previously announced, a Notice of Temporary Order and Hearing was issued by the Ontario Securities Commission on December 4, 2008, halting trading in the Company’s shares in Canada for a period of 15 days from the date of the Order.  On December 18, 2008, the Ontario Securities Commission issued a cease trade order for all shares in Canada.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 2,000 classic and contemporary titles. For additional information, please visit www.peacearch.com.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words “believe,” “estimate,” “project,” “expect,” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, that the corresponding restatement of the Company’s financial statements may change based upon the Audit or Special Committee’s ongoing analysis, that the Company’s ability to file required reports timely with the Securities and Exchange Commission and Canadian securities regulators will be impaired, that potential claims or proceedings may arise relating to such matters, that the Audit or Special Committee in consultation with the Company’s independent auditors will determine that the proper accounting differs from the accounting treatment upon which the assumptions and forward looking statements in this release are based and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission and with the Canadian securities regulators. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

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Contact:

Gerry Noble

Chief Executive Officer

Peace Arch Entertainment Group Inc.

416.783.8383

Email: gnoble@peacearch.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	January 14, 2009	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.